# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vast Renewables Ltd, CIK 0001964630
CUSIP: Q9379E105
Title of class of securities: Ordinary Shares, without par value
Address of issuer's principal executive offices: SUITE 7.02, 124 WALKER STREET, NORTH SYDNEY NSW, Australia (C3), 2060
Date of event which requires filing of this statement: 05/12/2025
Filed by CIK 0002010216
Persons authorized to receive notices and communications: Colin R. Sussman, 226-230 Liverpool Street, Darlinghurst, NSW, Australia (C3), 2010, 61293259000; Elliott Smith, Perkins Coie LLP, 1155 Avenue of the Americas, New York, New York (NY), 10036, 2122626900

## Reporting persons
- AgCentral Energy Pty Ltd (CIK 0002010216): type of reporting person: corporation (CO); citizenship or place of organization: Australia (C3); source of funds: working capital (WC); sole voting power 0; shared voting power 6,501,433; sole dispositive power 0; shared dispositive power 5,000,000; aggregate amount beneficially owned 6,501,433 (21.7% of the class)
- Igino Pty Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Australia (C3); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,501,433; sole dispositive power 0; shared dispositive power 5,000,000; aggregate amount beneficially owned 6,501,433 (21.7% of the class)
- John Igino Kahlbetzer: type of reporting person: individual (IN); citizenship or place of organization: Australia (C3); source of funds: other (OO); sole voting power 0; shared voting power 6,501,433; sole dispositive power 0; shared dispositive power 5,000,000; aggregate amount beneficially owned 6,501,433 (21.7% of the class)
- Colin Raymond Sussman: type of reporting person: individual (IN); citizenship or place of organization: Australia (C3); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,501,433; sole dispositive power 0; shared dispositive power 5,000,000; aggregate amount beneficially owned 6,501,433 (21.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, without par value
Name of issuer: Vast Renewables Ltd
Address of issuer's principal executive offices: SUITE 7.02, 124 WALKER STREET, NORTH SYDNEY NSW, Australia (C3), 2060
Comment: Explanatory Note This Amendment No. 10 to Schedule 13D (this "Tenth Amendment") filed by AgCentral, Igino Pty, Mr. Kahlbetzer and Mr. Sussman (collectively, the "Reporting Persons") amends the report on Schedule 13D filed on February 5, 2024 (the "Original 13D" as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on November 12, 2024 (the "First Amendment"), Amendment No. 2 to Schedule 13D filed by the Reporting Persons on November 25, 2024 (the "Second Amendment"), Amendment No. 3 to Schedule 13D filed by the Reporting Persons on November 27, 2024 (the "Third Amendment"), Amendment No. 4 to Schedule 13D filed by the Reporting Persons on December 16, 2024 (the "Fourth Amendment"), Amendment No. 5 to Schedule 13D filed by the Reporting Persons on December 26, 2024 (the "Fifth Amendment"), Amendment No. 6 to Schedule 13D filed by the Reporting Persons on February 10, 2025 (the "Sixth Amendment"), Amendment No. 7 to Schedule 13D filed by the Reporting Persons on February 12, 2025 (the "Seventh Amendment"), Amendment No. 8 to Schedule 13D filed by the Reporting Persons on March 14, 2025 (the "Eighth Amendment"), and Amendment No. 9 to Schedule 13D filed by the Reporting Persons on May 12, 2025 (the "Ninth Amendment," and the Original 13D, as amended by the First Amendment, the Second Amendment, the Third Amendment, the Fourth Amendment, the Fifth Amendment, the Sixth Amendment, the Seventh Amendment, the Eighth Amendment, and the Ninth Amendment, the "Schedule 13D")) by the Reporting Persons, with respect to the ordinary shares, no par value ("Ordinary Shares"), of Vast Renewables Limited, an Australian public company limited by shares (f/k/a Vast Solar Pty Ltd, an Australian proprietary company limited by shares) (the "Issuer"). Capitalized terms used and not otherwise defined in this Tenth Amendment have the meanings ascribed to them in the Schedule 13D. Except as expressly amended and supplemented by this Tenth Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

## Item 2. Identity and Background
Name of person filing: N/A
Residence or business address: N/A
Present principal occupation or employment: N/A
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: N/A

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: N/A

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 is hereby amended and supplemented with the following: AgCentral has sold an aggregate of 495,000 Ordinary Shares on May 12, 2025, such sales having exceeded 1% of the total outstanding Ordinary Shares on May 12, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5 is hereby amended and restated in its entirety as follows: The information contained in rows 7, 8, 9, 10, 11 and 13 on the respective cover pages of this Tenth Amendment and the information set forth or incorporated in Items 2 and 3 of the Schedule 13D is hereby incorporated by reference in its entirety into this Item 5. As of the date of this filing, AgCentral is the record owner of 5,000,000 Ordinary Shares. In addition, AgCentral shares voting power over 1,501,433 Ordinary Shares held by MEP Participants pursuant to the voting agreement in the MEP De-SPAC Side Deed. Accordingly, the Reporting Persons are, or may be, deemed to beneficially own an aggregate of 6,501,433 Ordinary Shares, representing approximately 21.7% of the Ordinary Shares outstanding based on 29,973,504 Ordinary Shares outstanding as of December 31, 2024, as reported in Exhibit 99.3 to the Current Report on Form 6-K (File No. 001-41891) filed with the SEC on February 28, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date of this filing, AgCentral is the record owner of 5,000,000 Ordinary Shares. In addition, AgCentral shares voting power over 1,501,433 Ordinary Shares held by MEP Participants pursuant to the voting agreement in the MEP De-SPAC Side Deed. Accordingly, the Reporting Persons are, or may be, deemed to beneficially own an aggregate of 6,501,433 Ordinary Shares, representing approximately 21.7% of the Ordinary Shares outstanding based on 29,973,504 Ordinary Shares outstanding as of December 31, 2024, as reported in Exhibit 99.3 to the Current Report on Form 6-K (File No. 001-41891) filed with the SEC on February 28, 2025.
Transactions in the class effected during the past sixty days:
Subsequent to the sales reported in the Ninth Amendment, the Reporting Persons sold an aggregate of 495,000 Ordinary Shares in open market transactions on the Nasdaq Stock Market. Details by date, number of ordinary shares sold and the weighted average price per share are provided below. The Reporting Persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, the Issuer, or a security holder of the Issuer, full information regarding the number of securities sold at each separate price.

May 12, 2025: 495,000 Ordinary Shares; $0.11 weighted average price per share.
Other persons with the right to receive dividends or sale proceeds: Under the MEP De-SPAC Side Deed, the MEP Participants granted to AgCentral a proxy to vote (i) 100% of their Ordinary Shares for a period of two years following the Merger Effective Date, (ii) 66.7% of their Ordinary Shares for a period of three years following the Merger Effective Date and (iii) 33.3% of their Ordinary Shares for a period of four years following the Merger Effective Date, provided that, on the date that was six months following the Merger Effective Date, each MEP Participant was permitted, with 10 business days' prior written notice to the Issuer elect to dispose of $350,000 worth of such MEP Participant's Ordinary Shares, subject to a limit of $2,000,000, in the aggregate, of dispositions by all MEP Participants thereunder and any Ordinary Shares so disposed would be released from the voting arrangement described herein. On June 18, 2024, an aggregate of 800,000 Ordinary Shares held by such MEP Participants were so released. As such, the Reporting Persons are deemed to beneficially own 1,501,433 Ordinary Shares, which excludes 314,342 Earnout Shares issuable upon the occurrence of the Triggering Events, held by the MEP Participants. However, the MEP Participants have the right to direct the receipt of dividends from, or the proceeds from the sale of, their Ordinary Shares, in accordance with the terms and limitations of the MEP De-SPAC Side Deed.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Signatures
- AgCentral Energy Pty Ltd: /s/ Colin R. Sussman, Colin R. Sussman/Director (05/14/2025)
- Igino Pty Ltd: /s/ Colin R. Sussman, Colin R. Sussman/Director (05/14/2025)
- John Igino Kahlbetzer: /s/ John I. Kahlbetzer, John I. Kahlbetzer (05/14/2025)
- Colin Raymond Sussman: /s/ Colin R. Sussman, Colin R. Sussman (05/14/2025)